Exhibit 99.1
Qiao Xing Universal Telephone, Inc.’s Major Indicators of Financial
Performance for 2007 Expected to Reach a Record High
     HUIZHOU, Guangdong, China, Dec. 27 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that management expects the net results for the fourth quarter of 2007 of the Company to be positive and major indicators of financial performance for the fiscal year of 2007 for the Company to reach a record high.
     Brief Review of the Past Three Quarters
     The Company’s mobile phone business has experienced rapid growth in the first nine months of 2007: about 3,600,000 units of mobile phone handsets were shipped, an increase of about 80% compared to the same period last year.
     In the past three quarters, the financial performance of the operations of the Company has improved considerably compared to the same periods a year earlier, as the following chart shows:

	2007	2007	2007	2007	2007	2007
	First	First	Second	Second	Third	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	USD '000	Y-O-Y	USD '000	Y-O-Y	USD '000	Y-O-Y
		Growth Rate		Growth Rate		Growth Rate
Net sales	112,676	28.1%	129,712	26.9%	139,465	22.8%
Gross profit	24,837	77.9%	40,013	105.9%	32,864	28.6%
Income from operations	18,781	748.2%	29,306	114.7%	24,162	9.2%
     The Company’s net results and basic earnings per share of common stock have been affected by certain non-cash income and expenses and the effect of the participatory convertible bonds in the calculation of the basic earnings per share, which, in the opinion of the Company’s management, may not be indicative of the operating results of the core business of the Company. The non-cash income and expenses related to net gain on conversion of XING convertible bonds by bond holders to shares of a subsidiary, gain on deemed disposal of a subsidiary through IPO, share-based compensation expenses, amortization of acquired intangible assets, non-cash interest expenses, loss on re-measurement of embedded derivatives and extraordinary gain on acquisition of minority interests in a sub-subsidiary by a subsidiary. The effect of the participatory convertible bonds in the calculation of the basic earnings per share related to the bond holders’ entitlement to participate in dividends when, and if, dividends are declared on common stock.
     If the above-mentioned non-cash income and expenses had been taken out, and the effect of the participatory convertible bonds ignored, net results (after extraordinary gain, if any) and basic earnings or loss per share of common stock would have been as follows for the each of the past three quarters:

	2007 First	2007 Second	2007 Third
	Quarter	Quarter	Quarter
	(USD)	(USD)	(USD)
Non-GAAP net income	15,900,000	17,685,000	12,800,000
Non-GAAP basic earnings per share	0.54	0.60	0.43
     Duly taking into account the non-cash income and expenses and the effect of the participatory convertible bonds in accordance with Generally Accepted Accounting Principles (GAAP), the Company reported net results (after extraordinary gains, if any) and basic earnings or loss per share of common stock for each of the past three quarters as follows:

				9 Months
	2007 First	2007 Second	2007 Third	Ended Sep 30,
	Quarter(USD)	Quarter(USD)	Quarter(USD)	2007(USD)
Net income	-12,625,000	116,530,000	-1,286,000	104,084,721
Basic earnings per share	-0.43	3.30	-0.04	3.08

				9 Months
	2007 First	2007 Second	2007 Third	Ended Sep 30,
	Quarter (RMB)	Quarter(RMB)	Quarter(RMB)	2007 (RMB)
Net income	-97,506,000	887,029,000	-9,637,000	779,886,000
Basic earnings per share	-3.29	25.15	-0.33	23.07
     Non-cash Interest Expenses and Gain or Loss on Re-measurement of Embedded Derivatives in Future
     The Company’s financial results of the third quarter of 2007 has been affected to a considerable extent in a negative way by non-cash interest expenses of RMB 59.9 million (USD 8.0 million) and a non-cash loss on re-measurement of embedded derivatives of RMB 32.5 million (USD 4.3 million) in connection of the convertible bonds issued in October 2006 and in August 2007. The Company expects to continue to record non-cash interest expenses for the fourth quarter of 2007 in connection with the convertible bonds issued October 2006 and August 2007, but in a much smaller amount compared to that for the third quarter. After the fourth quarter of 2007, we believe that there will no longer be any non-cash interest expenses in connection with the convertible bond issued in October 2006. Also, after the fourth quarter of 2007, we expect that any gain or loss on re-measurement of embedded derivatives in connection with the currently outstanding convertible bonds would be of an insignificant amount.
     Guidance for the Fourth Quarter, the Whole Year of 2007 and Beyond
     We expect the financial performance of the operations of the CECT-branded mobile phone handset business in the fourth quarter of 2007 to be better than that in the third quarter. We also expect the revenue from the sales of the COSUN-branded mobile phone handsets in the fourth quarter of 2007 to increase about 45% compared to the same period last year, and about 20% compared to the third quarter this year.
     Mr. Wu Rui Lin, Chairman of XING, said, “With the knowledge that there would be and much less non-cash interest expenses than in the third quarter and insignificant gain or loss on re-measurement of embedded derivatives in connection with the outstanding convertible bonds, we believe that the Company would post positive net results and basic earnings per share of common stock for the fourth quarter of 2007.
     “For the whole year of 2007, when all the four quarters are taken together, in view of the exceptional results of the second quarter, in which we recorded net income (after extraordinary gains) of RMB 887.0 million (USD 116.5 million) and basic earnings per share of common stock (after extraordinary gains) of RMB 25.15 (USD 3.30), we expect that net sales, gross profit, gross margin, income from operations, net income and basic earnings per share of common stock of XING would reach a record-high for the fiscal year 2007.
     “Looking ahead, we maintain our forecast that for the next five years, revenues from the telecommunication terminal business of XING would grow at a rate of 20-30% per year on average.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 27, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
SOURCE Qiao Xing Universal Telephone, Inc.
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-13502293496, or rick@qiaoxing.com/
     /Web site: http://www.cosun-xing.com /
     (XING)